EXHIBIT 23.1

Independent Accountants’ Consent

The Board of Directors and Stockholders
First Interstate BancSystem, Inc.

We consent to incorporation by reference in the registration statement on Form S-8 (Registration No. 333-76825) of our report dated June 12, 2003 relating to the statement of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2002 and the related statement of changes in net assets available for benefits and the supplemental schedule of assets held at end of year for the year ended December 31, 2002, which report appears in the December 31, 2002 report on Form 11-K of First Interstate BancSystem, Inc.

/s/ Eide Bailly LLP

Billings, Montana
June 23, 2003